Exhibit (11)(b)

MONEY MARKET ACCOUNT EXPENSE WAIVER RECOUPMENT AGREEMENT

COLLEGE RETIREMENT EQUITIES FUND (“CREF”)

AND

TEACHERS INSURANCE AND ANNUITY
ASSOCIATION OF AMERICA (“TIAA”)

April 8, 2020

CREF, a New York not-for-profit corporation registered as an open-end management investment company under the Investment Company Act of 1940 and TIAA, a New York insurance company, enter into this Agreement, which will take effect on April 8, 2020.

Whereas: TIAA and its affiliates provide all services necessary for CREF’s operations at cost; and

Whereas: TIAA wishes to voluntarily hold back and not charge (“waive”) a portion of the expenses of the CREF Money Market Account so that each class of units of the Money Market Account, Class R1, Class R2 and Class R3) may maintain a one-day yield that is positive or not less than 0.00%, and may, in its discretion, choose to continue these voluntary waivers, subject to a maximum aggregate limit of $25 million for all amounts waived, as authorized by the New York State Department of Financial Services (“NYDFS”); and

Whereas: TIAA and CREF have determined that it is appropriate and in the best interests of the Money Market Account and its shareholders for the Account to provide an opportunity for TIAA to release (“recoup”) expenses previously waived by TIAA with respect to each Class of CREF under certain circumstances; now therefore:

The Parties agree as follows:

1.  Daily Computation. There will be a determination each valuation day whether total expenses of each Class of the Money Market Account (“Expenses”) on that day exceed the gross income attributable to the particular Class for that day. Expenses means, prior to the application of Paragraphs 2 and 3 of this Agreement, the amount deducted under the rates set forth for each Class of the Account in CREF’s then-current Rules of the Fund (the “Rules”), which include Account-level deductions for Investment Management Expenses and the Mortality and Expense Risk Charge and Class-level deductions for Distribution Expenses and Administrative Expenses (as defined in the Rules) (the “Formula Rate”), plus or minus any amount determined under CREF’s procedures for reconciling amounts deducted under the Formula Rate and actual expenses incurred (the “True Up Amount”) for each Class.

2.  Waiver of Expenses. For each Class of the Account, on any valuation day that Expenses exceed gross income, TIAA may, voluntarily and in its discretion, waive a portion of that Class’ Expenses, so that the yield of that Class for that day will be not less than 0.00%. In the event of such waiver, the amount waived by any Class of the Account (“Waiver Amount”) will first be attributable to the Class’ specific Distribution Expenses, second to that Class’ specific Administrative Expenses and then to the Investment Management Expenses of the entire Account (Investment Management Expenses are Account-level Expenses).

TIAA CONFIDENTIAL

3.  Recoupment of Waiver Amounts. On any valuation day that the gross income of any Class of the Account exceeds its Expenses, TIAA may release (“recoup”) a portion of the Waiver Amounts waived within the previous 36-month period attributable to this Class (this period commences with first day of the 36th month beginning prior to the end of the month in which the recoupment is made), as follows:

a.  The amount of recoupment (“Recoupment Account”) will be approximately 25% of the Class’ net income (the excess of gross income over Expenses) for that day;

b.  Amounts recouped shall first be netted against Waiver Amounts for the Class for the current month, then to the Monthly Waiver Amount (as described in Paragraph 4) for the earliest month within the 36 month period until fully recouped, then to the Monthly Waiver Amount for the next earliest month, and so forth. Recoupment within each month shall be attributable to a Class’ Distribution Expenses and Administrative Expenses in proportion to the attribution for the month from which the waiver is being recouped.

c.  TIAA’s ability to receive Recoupment Amounts shall survive termination of this Agreement.

4.  Tracking the Waiver and Recoupment Amounts. On any valuation day that TIAA waives or recoups an amount from a Class of the Account under Paragraph 2 or Paragraph 3, the Waiver or Recoupment Amount will be recorded in a Tracking Account. At the end of each month, the Waiver Amounts for a Class for that month will be aggregated and netted against Recoupment Amounts for that Class for that month (the net total of the Waiver Amounts over Recoupment Amounts for the Class for the month, if positive, will be referred to as the Monthly Waiver Amount). There will be a separate sub-total for Monthly Waiver Amounts per Class relating to Distribution Expenses, Administrative Expenses and Investment Management Expenses.

5.  Notice to the CREF Board. TIAA will report to the CREF Board of Trustees on a quarterly basis with respect to amounts waived and recouped by each Class of the Account under this Agreement.

6.  Termination. This Agreement shall operate only at the pleasure and discretion of NYDFS, and TIAA only may hold back expense amounts from any Class of the Account that have been previously authorized by NYDFS. Additionally, NYDFS may terminate this Agreement at any time,

The parties have caused this Agreement to be signed by their respective duly authorized officers, as of the date first above written.

COLLEGE RETIREMENT EQUITIES FUND on behalf of its Money Market Account

By:	/s/ Carol W. Deckbar

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

By:	/s/ Glenn E. Brightman

TIAA CONFIDENTIAL